Exhibit 21

Subsidiaries

Asmara Services II, Inc.

Asmara Benefits, Inc.

United Personnel Services, Inc.

World Wide Personnel Services of Maine, Inc.

World Wide Personnel Services of Alabama, Inc., a subsidiary of World Wide Personnel Services of Maine, Inc.

World Wide Personnel Services of Virginia, Inc.

Piedmont HR, Inc.

Consolidated Services, Inc.